Exhibit 99.1

News Release

Intec Pharma Announces CEO Change

JERUSALEM (May 3, 2017) – Intec Pharma Ltd. (Nasdaq, TASE: NTEC), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology, announces that Zeev Weiss, Chief Executive Officer and a Director of the Company, is resigning from both positions effective immediately to pursue other professional opportunities. Mr. Weiss will serve as a clinical and business development consultant to Intec Pharma. The Company’s Board of Directors has appointed Giora Carni, a Director since 2006 and Chief Executive Officer of Intec Pharma from 2006 to 2014, as Interim Chief Executive Officer while a search for a new Chief Executive Officer has been initiated.

“On behalf of the Intec Pharma Board of Directors and staff, I would like to thank Zeev for his extraordinary service to our company. Intec Pharma made considerable progress under his leadership, including a successful U.S. initial public offering, the initiation and significant advancement of the global Phase III ACCORDANCE trial of AP-CD/LD for the treatment for Parkinson's disease symptoms in advanced Parkinson's disease patients, as well as the Company’s entry into the medical cannabinoids market with the initiation of a Phase 1 study of AP-CBD/THC. We are also grateful to Zeev for the strong team he helped assemble to drive Intec’s growth and success, and we look forward to his continued participation as a consultant,” commented John W. Kozarich, Ph.D., Chairman of the Board of Intech Pharma. “We are confident in Giora’s stewardship as Interim CEO given his in-depth knowledge of the Company and his more than 35 years of experience in the global pharmaceutical industry, including eight years as Intec Pharma’s CEO.”

“It has been a real pleasure to lead Intec Pharma and I am proud of all we accomplished. I am thankful for the opportunity to have worked with a world-class team of professionals who are passionate about advancing the Accordion Pill platform technology to improve patient outcomes. I believe that the Company has reached the point that it will benefit from U.S.-based leadership. I intend to remain actively involved as a consultant as needed by the Company, notwithstanding my other activities,” said Mr. Weiss.

“We thank Zeev for taking a leadership role in the decision to transition to U.S. leadership as we are progressing our Phase III program of AP-CD/LD in Parkinson’s disease and are becoming a more global biopharmaceutical company focused on preparing for commercialization and further expanding collaborations with our Accordion Pill platform technology,” said Mr. Carni. “I look forward to working closely with Intec’s executive team and Board to ensure the continued success of our clinical programs and the achievement of our corporate goals.”

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline includes four product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients; Accordion Pill Zaleplon, or AP-ZP, which is being developed for the treatment of insomnia, including sleep induction and the improvement of sleep maintenance; an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug (NSAID)-induced ulcers; and AP-CBD/THC, an Accordion Pill with the two primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC), which is being developed for various indications including low back neuropathic pain and fibromyalgia.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; including uncertainty regarding the Company’s ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Giora Carni

Interim Chief Executive Officer

Intec Pharma

+972-(2)586-4657

Giora@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA

212-838-3777

afields@lhai.com

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